EXHIBIT 99.1	ASX ANNOUNCEMENT (ASX: NVX)

NOVONIX to Divest Non-Core Business to Focus on Synthetic Graphite

Chattanooga, TN (USA), 18 February 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, today announced that it has entered into a binding term sheet for the proposed sale of its NOVONIX Battery Technology Solutions Inc. (“BTS”) business in Nova Scotia, Canada, with its former Chief Executive Officer, Dr. Chris Burns (“Buyer”).

The proposed transaction represents a divestiture of the Company’s non-core business segments and aligns NOVONIX’s strategic focus to establish a vertically integrated synthetic graphite supply chain in North America.

“The divestiture of the BTS division, following the completed sale of the Mt. Dromedary natural graphite mining project in September 2025, reflects NOVONIX’s disciplined strategy to prioritize synthetic graphite,” said Mike O’Kronley, CEO of NOVONIX. “We are focused on directing our management attention and capital to building the North American supply chain for this critical mineral.”

BTS was founded in 2013 by Dr. Chris Burns in collaboration with researchers from the Dalhousie University research group and was acquired by NOVONIX in 2017. BTS provides advanced battery testing systems, including Ultra-High Precision Coulometry (UHPC) systems, specialized R&D services, and its proprietary all-dry, zero-waste cathode synthesis technology that support customers across defense, grid stability, and high-performance energy storage applications.

Key Deal Terms:

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Share equity sale of the BTS business including all associated liabilities and assets
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Transaction price of US $1.00
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NOVONIX to receive a 15% non-dilutable equity stake in the cathode business
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Cash balance at BTS as of Close is to be US$2M, subject to customary adjustments
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NOVONIX will provide certain transition services and will grant Buyer a trademark license through at least 30 September 2026

The transaction is subject to the negotiation and execution of definitive agreements and satisfaction of customary conditions precedent. The parties expect to finalize definitive agreements and complete the transaction in the coming months.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1	ASX ANNOUNCEMENT (ASX: NVX)

This announcement has been authorized for release by NOVONIX Chairman,
Mr. Ron Edmonds.

About NOVONIX
NOVONIX strives to reduce supply chain risk, support U.S. energy independence, and establish a resilient battery materials supply chain. The company is building a North American platform for critical battery materials—anchored by its Chattanooga, Tennessee headquarters and anode materials operations, expanding through its patented all-dry, precursor-free cathode synthesis technology, and supported by industry-leading battery cell testing and R&D services.

Together, these capabilities position NOVONIX as an integrated supplier of advanced battery materials and technologies powering the energy storage and electrification economy.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements made regarding the anticipated closure of the share sale of BTS and the timeline therefor, the satisfaction of the conditions precedent to the sale, the negotiation and finalization of the definitive agreements, the anticipated key business terms of the sale, the creation and development of new technology, and efforts to help localize the battery supply chain for critical materials and play a leading role in the transition to cleaner energy solutions.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1	ASX ANNOUNCEMENT (ASX: NVX)

achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com